LEGG MASON
GLOBAL ASSET MANAGEMENT

News Release

For Immediate Release

Investor Relations:
Alan Magleby
410-454-5246
amagleby@leggmason.com

Media:
Mary Athridge
212-805-6035
mkathridge@leggmason.com

JOSEPH A. SULLIVAN APPOINTED PRESIDENT AND CHIEF EXECUTIVE OFFICER OF LEGG MASON, INC.

Dennis M. Kass to Join the Legg Mason Board on April 1, 2013

BALTIMORE, MD, February 13, 2013 -- The Board of Directors of Legg Mason, Inc. (NYSE: LM), one of the world's largest global asset management firms, today announced that it has appointed Joseph A. Sullivan President and Chief Executive Officer and a member of the Board of Directors, effective immediately. In addition, it announced that Dennis M. Kass, a veteran leader in the asset management industry, will join the Legg Mason Board, effective April 1, 2013.

Since October 1, 2012, Mr. Sullivan has served as Legg Mason's Interim Chief Executive Officer. He joined Legg Mason in 2008 as Senior Executive Vice President and Chief Administrative Officer and more recently, served as Head of Global Distribution.

W. Allen Reed, Legg Mason's Non-Executive Chairman, who led the Board's Search Committee, said, "Following a very comprehensive search, that considered a broad list of highly qualified candidates, Joe was deemed by the Board to have the best combination of personal management skills and professional experience to lead Legg Mason forward. The selection process included not only the Search Committee and the Board, but also the leaders of our affiliate managers and senior corporate leadership.

"Over the past four months, since being named Interim CEO, Joe has acted with a sense of urgency and clarity of purpose," said Mr. Reed. "We have been impressed that he is bringing a fresh perspective and renewed energy to Legg Mason, has a clear vision for the Company and has demonstrated an ability to address the challenges and opportunities necessary to regenerate the growth of Legg Mason. The Board is unanimously aligned with the direction Joe wants to take the company and believes his no-nonsense management style will enable a fast start on the path to rebuilding Legg Mason as a premier asset management company. Importantly, Joe has developed a relationship with the affiliate leadership teams that the Board believes will enable a collaborative and mutually beneficial process that begins a new and exciting chapter in Legg Mason's history. He's earned the confidence of the entire firm and is ready to lead Legg Mason as its new CEO."

Mr. Sullivan said, "I am honored to have been selected as Legg Mason's new CEO, optimistic about our growth prospects, and fully committed to and believe in the Legg Mason affiliate business model. One of my top priorities when I assumed the Interim role in October was to bring our executive team, our affiliate leadership, and our Board together to create a shared vision for Legg Mason.

"That shared vision centers primarily on growth and we are firmly committed to working together toward that important goal," added Mr. Sullivan. "We will seek to do this organically and through acquisitions of teams and firms that build and diversify our affiliate managers and fill our product gaps. And, as always, we will also continue our efforts to be more efficient across all business functions.

"While much work remains to be done, I am excited about Legg Mason's future. We have outstanding world class asset managers, an excellent global distribution platform, and a strong balance sheet. With signs that the economy is improving and renewed confidence in the markets, I believe we are in an excellent position to compete, resume growth, and enhance shareholder value," added Mr. Sullivan.

Commenting on Mr. Kass' appointment to the Board, Mr. Reed said, "We are delighted to add Dennis Kass as a new independent member of the Legg Mason Board. Dennis is a highly regarded executive in the asset management industry who has the insights of both a diversified global asset manager and of an affiliate company CEO. We are confident that he will bring a unique perspective that will be valuable to the Board of Legg Mason."

Background on Joseph Sullivan

In addition to his positions at Legg Mason, Mr. Sullivan also serves as a current Trustee and former Chair of the Securities Industry Institute, was a former Chair of the Fixed Income Committee of the National Association of Securities Dealers (NASD), a Board Member of the Bond Market Association and a member of the New York Stock Exchange (NYSE) Hearing Board.

Since Mr. Sullivan joined Legg Mason in September 2008 he served as Senior Executive Vice President and Chief Administrative Officer and then as the firm's Head of Global Distribution before being appointed interim Chief Executive Officer last fall. Prior to Legg Mason, Mr. Sullivan served on the Board of Directors of Stifel Financial and as Executive Vice President and Head of Fixed Income Capital Markets for Stifel Nicolaus from December 2005 until rejoining Legg Mason in 2008. Mr. Sullivan has more than 30 years of industry experience, holding prior executive roles at Legg Mason Wood Walker, Dain Bosworth and Piper Jaffray.

Mr. Sullivan holds a Bachelor of Arts degree in Economics from St. John's University (MN) and is a graduate of the Securities Industry Institute at the Wharton School of Business at the University of Pennsylvania.

Mr. Sullivan is active in public service and committed to improving education having served as a member of the Boards of Trustees for Catholic Charities and St. Ignatius Loyola Academy, Chair of the Board of Trustees of Loyola Blakefield School, and President of the Baltimore Youth Hockey Association.

Background on Dennis Kass

Mr. Kass retired in 2012 as CEO of Jennison Associates, an asset management company wholly-owned by Prudential Financial, Inc., having served in this position since 2003. Previously, he had spent more than a decade with JP Morgan's Investment Management unit, culminating in the position of Vice Chairman of JP Morgan Fleming Asset Management.

Mr. Kass served in the Reagan Administration from 1985 to 1987 as the Assistant Secretary of Labor for Pension and Welfare Benefits and was a Special Assistant to the President for Policy Development from 1981 to 1982. His early private sector roles included spending three years with Goldman Sachs as a Vice President in investment banking and pension advisory services.

Mr. Kass holds a MS degree in Management from the Massachusetts Institute of Technology and a BA degree in History from Principia College. He is a trustee of the Financial Accounting Foundation, serves on the Advisory Board for Finance and the Global Executive Board for M.I.T.'s Sloan School of Management, and is on the board of the not-for-profit buildOn.

About Legg Mason

Legg Mason is a global asset management firm with $654 billion in assets under management as of January 31, 2013. The Company provides active asset management in many major investment centers throughout the world. Legg Mason is headquartered in Baltimore, Maryland, and its common stock is listed on the New York Stock Exchange (symbol: LM).

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